UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       SHARED TECHNOLOGIES CELLULAR, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    819487109
                                 (CUSIP Number)



                              Nicholas E. Sinacori
                      International Capital Partners, Inc.
                            300 First Stamford Place
                           Stamford, Connecticut 06902
(Name, Address and Telephone Number of Person  Authorized to Receive Notices and
                                Communications)

                                 October 1, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]



                                                               Page 1 of 9 Pages

--------------------------------------------------------------------------------
CUSIP No.  819487109                                           Page 2 of 9 Pages

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          International Capital Partners, Inc.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                         (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                          00
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          Connecticut
------------------------- -------- ---------------------------------------------
                             7       SOLE VOTING POWER

       NUMBER OF                               739,667
                          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                     0
                          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                739,667
                          -------- ---------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER

                                                     0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          739,667
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          9.0%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                          CO, IV
------------ -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.  819487109                                           Page 3 of 9 Pages

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          International Capital Partners Profit Sharing Trust
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                         (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                          00
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          Connecticut
------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER

       NUMBER OF                                 82,112
                          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                      0
                          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                  82,112
                          -------- ---------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER

                                                      0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          82,112
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          0.9%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                          EP
------------ -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.  819487109                                           Page 4 of 9 Pages

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          International Capital Partners, LLC
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                         (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                          00
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          Connecticut
------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER

       NUMBER OF                                120,000
                          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                      0
                          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                 120,000
                          -------- ---------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER

                                                      0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          120,000
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          1.4%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                          OO
------------ -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.  819487109                                           Page 5 of 9 Pages

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Ajit J. Hutheesing
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                         (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                          PF
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          Connecticut
------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER

       NUMBER OF                                 10,000
                          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                      0
                          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                  10,000
                          -------- ---------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER

                                                      0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          10,000
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          0.1%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                          IN
------------ -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Introduction
                                  ------------

         This Schedule is being filed in order to report the acquisition of a warrant (the "Warrant") to purchase 120,000 shares of common stock, $.01 par value (the "Common Stock"), of Shared Technologies Cellular, Inc. (the "Issuer") by International Capital Partners, LLC, a Connecticut limited liability company ("ICP, LLC"). ICP, LLC is a member of a group (the "ICP Group") consisting of International Capital Partners, Inc., a Connecticut corporation ("ICP, Inc."), ICP, LLC, International Capital Partners Profit Sharing Trust ("ICP Trust") and Ajit J. Hutheesing, the Chairman and Chief Executive Officer of ICP, Inc. and a director of the Issuer. The Warrant was issued to ICP, LLC on October 1, 1999 as consideration for placement services rendered by ICP, LLC in connection with a private placement of securities effected by the Issuer. Prior to issuance of the Warrant, the ICP Group beneficially owned 831,779 shares of Common Stock (or securities convertible or exercisable therefor). Upon issuance of the Warrant, the ICP Group became the beneficial owner of an aggregate 951,779 shares of the Issuer's Common Stock (or securities convertible or exercisable therefor), an amount equal to 11.5% of the outstanding shares of the Issuer's Common Stock.

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this Schedule relates is the Issuer's Common Stock, $.01 par value. The Issuer is Shared Technologies Cellular, Inc. and its principal executive offices are located at 100 Great Meadow Road, Suite 102, Wethersfield, Connecticut 06109.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule is being filed on behalf of the ICP Group. Each member of the ICP Group has a principal executive office located at 300 First Stamford Place, Stamford, Connecticut 06902.

         During the past five years, no member of the ICP Group has (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Warrant was issued to ICP, LLC as consideration for placement services rendered by ICP, LLC in connection with a private placement of securities effected by the Issuer.


ITEM 4.  PURPOSE OF TRANSACTION


         No member of the ICP Group has a plan or proposal which would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock of the Issuer beneficially owned by each member of the ICP Group as of the date hereof:


                        Number of Shares          Number of Shares
                        Beneficially Owned With   Beneficially Owned With   Aggregate Number
                        Sole Voting and           Shared Voting and         of Shares              Percentage of Shares
Name                    Dispositive Power         Dispositive Power         Beneficially Owned      Beneficially Owned
----                    -----------------------   -----------------------   ------------------      ------------------

ICP, Inc.                       739,667                      0                  739,667(1)                 9.0%
ICP, Trust                       82,112                      0                   82,112(2)                 0.9%
ICP, LLC                        120,000                      0                  120,000(3)                 1.4%
Ajit J. Hutheesing               10,000                      0                   10,000                    0.1%

-----------------------

(1) Includes options and/or warrants currently exercisable for an aggregate 608,000 shares of Common Stock.

(2)      Includes  warrants,   Series  C  Convertible   Preferred  Stock  and  a
         convertible promissory note currently exercisable for an aggregate 82,112 shares of Common Stock.

(3) Includes the Warrant which is currently exercisable for 120,000 shares of Common Stock.


         (c) The issuance of the Warrant is the only transaction which has been effected within the last 60 days.

         (d) None.

         (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December  1, 1999



                                                By:  /s/ Nicholas E. Sinacori
                                                     ------------------------
                                                     Name:  Nicholas E. Sinacori
                                                     Title: Managing Partner